[redacted]

14047388

AB 3/13

RECEIVED
2014 FEB 28 PM 1:37
SEC / MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67656

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-13 (MM/DD/YY) AND ENDING 12-31-13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Puritan Brokerage Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16801 Addison Road, Suite 400
(No. and Street)

Addison	Texas	75001
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Sandy McDonald, President and CCO 1-800-230-8415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jaynes, Reitmeier, Boyd & Therrell, P.C.
(Name – *if individual, state last, first, middle name*)

P.O. Box 7616	Waco	Texas	76714
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Sandy McDonald, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Puritan Brokerage Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BYRON D. MANTHE
MY COMMISSION EXPIRES
April 13, 2015

Sandy McDonald
Signature

President
Title

Byron D. Manthe
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of
Puritan Financial Companies, Inc.)
Financial Statements and
Supplementary Information
December 31, 2013 and 2012
(With Independent Auditor's Report Thereon)

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Table of Contents

JRBT

JAYNES REITMEIER BOYD & THERRELL, P.C.
Certified Public Accountants

5400 Bosque Blvd., Ste. 500 | Waco, TX 76710
P.O. Box 7616 | Waco, TX 76714
Main 254 776 4190 | Fax 254 776 8489 | jrbt.com

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Puritan Brokerage Services, Inc.:

We have audited the accompanying statements of financial condition of Puritan Brokerage Services, Inc. (the Company), a wholly-owned subsidiary of Puritan Financial Companies, Inc., as of December 31, 2013 and 2012, and the related statements of loss, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Puritan Brokerage Services, Inc., a wholly-owned subsidiary of Puritan Financial Companies, Inc., as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in pages 11 through 13 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information on pages 11 through 13 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information on pages 11 through 13 is fairly stated in all material respects in relation to the financial statements as a whole.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 17, 2014

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Financial Condition

December 31, 2013 and 2012

	2013	2012
Assets		
Cash	$ 16,603	35,951
Cash deposit with clearing organization	30,997	30,997
Receivable from clearing organization	6,507	16,999
Receivable from parent	68,996	-
Other receivables	3,010	1,821
Furniture and fixtures, less accumulated depreciation of $3,322 and $2,780, respectively	475	1,017
Other assets	13,328	13,388
	$ 139,916	100,173
Liabilities and Stockholder's Equity		
Payable to parent	$ -	16,333
Accounts payable and other liabilities	20,098	20,850
Total liabilities	20,098	37,183
Stockholder's equity:		
Common stock, par value $0.01 per share; 7,000 shares authorized, issued and outstanding	70	70
Additional paid-in capital	1,181,753	1,026,753
Accumulated deficit	(1,062,005)	(963,833)
Total stockholder's equity	119,818	62,990
	$ 139,916	100,173

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Loss

Years Ended December 31, 2013 and 2012

		2013	2012
Revenue:			
Commissions	$	63,879	59,336
Trading fees		48,936	40,746
Interest		1,070	1,345
Other		31,540	13,581
Total revenue		145,425	115,008
Expenses:			
Employee compensation, commissions and benefits		183,432	200,511
Clearance fees		32,992	30,473
Other operating expenses		77,978	75,706
Total expenses		294,402	306,690
Loss before income taxes		(148,977)	(191,682)
Income taxes (benefit)		(50,805)	170
Net loss	$	(98,172)	(191,852)

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Changes in Stockholder's Equity

Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total Stockholder's Equity
Balance, January 1, 2012	$ 70	806,753	(771,981)	34,842
Net loss	-	-	(191,852)	(191,852)
Contributions of additional paid-in capital	-	220,000	-	220,000
Balance, December 31, 2012	70	1,026,753	(963,833)	62,990
Net loss	-	-	(98,172)	(98,172)
Contributions of additional paid-in capital	-	155,000	-	155,000
Balance, December 31, 2013	$ 70	1,181,753	(1,062,005)	119,818

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Statements of Cash Flows

Years Ended December 31, 2013 and 2012

	2013	2012
Cash flows from operating activities:		
Net loss	$ (98,172)	(191,852)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Noncash capital contributions as offset for expense reimbursement	155,000	220,000
Depreciation	542	542
Changes in assets and liabilities:		
Cash deposit with clearing organization	-	(5)
Receivable from clearing organization	10,492	(14,321)
Receivable from parent	(68,996)	1,127
Other receivables	(1,189)	(487)
Other assets	60	(3,221)
Payable to parent	(16,333)	16,333
Accounts payable and other liabilities	(752)	(192)
Net cash provided by (used in) operating activities	(19,348)	27,924
Net increase (decrease) in cash and cash equivalents	(19,348)	27,924
Cash at beginning of year	35,951	8,027
Cash at end of year	$ 16,603	35,951

See accompanying notes to financial statements.

Puritan Brokerage Services, Inc.
(A Wholly Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements

December 31, 2013 and 2012

(1) Summary of Significant Accounting Policies

(a) Nature of Operations

Puritan Brokerage Services, Inc. (the Company), a wholly-owned subsidiary of Puritan Financial Companies, Inc. (the parent), is registered as a limited business broker-dealer under Rule 15c3-3(k)(1) of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is organized for the purpose of providing securities transactions on an unsolicited basis for its parent's clients and in support of Puritan Financial Group, Puritan Investment Advisors, and Puritan Life Insurance Company.

The Company has a clearing agreement with Southwest Securities, Inc. to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii).

The Company required substantial capital investment during 2013 and 2012 from its parent with the intention that the Company becomes self-sufficient. The Company looks to increase revenues through its existing alliances while prospecting new ones.

(b) Commission Income and Related Expenses

Commission income and related expenses are recorded on a trade-date basis as securities transactions occur.

(c) Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of seven years for furniture and fixtures.

(d) Income Taxes

The Company is included in the consolidated federal income tax return filed by its parent. The Company's financial statements recognize current and deferred income taxes as if the Company was a separate taxpayer, rather than a member of the parent company's consolidated income tax group; however, if one member of the group incurs an operating loss that can be utilized on the consolidated return, the other members of the group reimburse that member for the tax savings realized.

Deferred income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements
(Continued)

(1) Summary of Significant Accounting Policies (continued)

(d) Income Taxes (continued)

existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The Company records interest related to unrecognized tax benefits and penalties in other operating expenses.

For years before 2010 and 2009, the Company is no longer subject to U.S. federal or state income tax examinations, respectively.

(e) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company carries all accounts on a fully disclosed basis and is required to maintain net capital of at least $5,000 under Rule 15c3-1(a)(2). At December 31, 2013, the Company had net capital of $33,389, which was $28,389 in excess of its required net capital. The Company's ratio of aggregate indebtedness to net capital was 0.60 to 1.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements
(Continued)

(3) Related Party Transactions

The parent charges the Company for administrative services and overhead and pays all employees of the Company. These charges were approximately $172,000 and $188,000, respectively, in 2013 and 2012. At December 31, 2013 the Company recorded a receivable of $52,005 from its parent which represented the utilization of its operating loss on the consolidated federal income tax return. In addition, the parent reimburses the Company a portion of lease rental expense for space occupied by parent company employees. The parent is in a position to, and in the future may influence the amount of payroll and administrative overhead charges to the Company.

The Company received capital contributions of $155,000 and $220,000 from its parent company in 2013 and 2012, respectively. In 2013 and 2012, these capital contributions resulted from offsetting the amounts the Company owed its parent for payroll and administrative overhead charges and was settled through the receivable/payable from parent.

(4) Leases

The Company has an operating lease agreement for its office space that expires in May 31, 2014. Rent expense for 2013 and 2012, respectively, was $4,550 and $4,832. Rent expense will approximate $1,900, $379 per month, through May 31, 2014.

(5) Deferred Income Taxes

The Company has experienced net operating losses totaling approximately $1,205,267 since inception. These losses were utilized on the consolidated federal income tax return each year; but since for financial statement purposes the Company is treated as if they are filing a separate income tax return, the net operating losses are available for carryover to future years prior to amending the intercompany tax sharing agreement which was effective for the year ended December 31, 2013. For 2013 the net operating loss of the Company was utilized on the consolidated tax return, and the resulting tax savings of $52,005 will be reimbursed to the Company. Therefore, a deferred tax asset of $376,412 and $311,240 at December 31, 2013 and 2012 was created; however, a valuation allowance has been established to fully offset this asset. The net change in the valuation account was $0 in 2013 and an increase of $65,172 in 2012. In assessing the realizability of deferred taxes, management considered whether it is more likely than not that the deferred tax asset will be realized.

The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the carryover period of the net operating losses which expire beginning in 2027.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Notes to Financial Statements
(Continued)

(6) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through February 17, 2014, the date at which the financial statements were available to be issued, and determined that there are no items to disclose.

Supplementary Information

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Net capital:		
Total stockholder's equity		$ 119,818
Deductions:		
Non-allowable assets:		
Haircut on cash deposit with clearing organization	$ (620)	
Other receivables	(72,006)	
Furniture and fixtures, net	(475)	
Other assets	(13,328)	
Total deductions		(86,429)
Net capital		$ 33,389
Aggregate indebtedness, as reported on the accompanying financial statements		$ 20,098
Computation of basic net capital:		
Minimum net capital required		$ 5,000
Excess net capital		$ 28,389
Net capital, less greater of 10% of aggregate indebtedness on 120% of minimum net capital required		$ 27,390
Ratio aggregate indebtedness to net capital		0.60 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

See accompanying independent auditor's report.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2013

The Company claims exemption pursuant to Rule 15c3-3(k)(2)(ii) relating to the reserve requirements of Rule 15c3-3.

See accompanying independent auditor's report.

Puritan Brokerage Services, Inc.
(A Wholly-Owned Subsidiary of Puritan Financial Companies, Inc.)

Information Relating to the Possession or Control
Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission

December 31, 2013

The Company claims exemption pursuant to Rule 15c3-3(k)(2)(ii) relating to the possession or control filing requirements of Rule 15c3-3.

See accompanying independent auditor's report.

Puritan Brokerage Services, Inc.
Report on Internal Control Required by
SEC Rule 17a-5(g)(1)
December 31, 2013

JRBT

JAYNES REITMEIER BOYD & THERRELL, P.C.
Certified Public Accountants
5400 Bosque Blvd., Ste. 500 | Waco, TX 76710
P.O. Box 7616 | Waco, TX 76714
Main 254.776.4190 | Fax 254.776.8489 | jrbt.com

The Board of Directors and Management
Puritan Brokerage Services, Inc.:

In planning and performing our audit of the financial statements and supplemental information of Puritan Brokerage Services, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with

management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jaynes, Reitmeier, Boyd & Therrell, P.C.

February 17, 2014